Exhibit 99.1

Marine Harvest (OSE:MHG, NYSE:MHG): Q2 2015 Trading update

Harvest volumes Q2 2015 (1)
Farming Norway	64 thousand tonnes
Farming Scotland	12 thousand tonnes
Farming Canada	12 thousand tonnes
Farming Chile	13 thousand tonnes
Other	3 thousand tonnes
Total	104 thousand tonnes

In connection with the presentation of the Q1 2015 results, Marine Harvest guided a total harvest volume of 107 thousand tonnes (GWE) for Q2 2015 (including MH Chile).

Note:
(1) The harvest volumes are provided in gutted weight equivalents (GWE). The figures include salmonid species only.

Additional information

Operational EBIT for the Group was approximately NOK 700 million in Q2 2015 (NOK 1,220 million in Q2 2014).

Total operational EBIT per kg through the value chain were approximately as follows for the main sources of origin:

•	Norway	NOK 9.7
•	Scotland	NOK 5.4
•	Canada	NOK 2.1
•	Chile	NOK -4.6

Insurance coverage in relation to the Calbuco volcanic eruption has positively impacted the operational EBIT for Marine Harvest Chile by approximately USD 5 million in the quarter. The announced restructuring of Marine Harvest Chile, whereby a provision of USD 11 million has been made, is not included in operational EBIT. This amount will be included in a separate line "Restructuring costs" in the complete quarterly report.

Reported net interest bearing debt (NIBD) was approximately NOK 7,700 million at the end of the quarter.

The complete Q2 2015 report will be released on 12 August at 07:00 CET.

This press release may be deemed to include forward-looking statements, such as statements that relate to salmonid production volume.  Actual events could differ materially from those indicated by these statements because the realization of those events is subject to many risks and uncertainties. Factors that could affect actual events include: risks associated with fluctuations in salmon prices, risks associated with the supply and demand of salmon, including global economy, salmon prices and consumer preferences and operational risks, in particular those relating to our cost in Norway. All forward-looking statements included in this news release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward- looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.